EXHIBIT 99.1

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

Notice of Results of the 2020 Annual General Meeting of Shareholders held on December 10, 2020

Kamada Ltd. (the “Company”) today announced that all of the proposals presented for approval at its 2020 Annual General Meeting of Shareholders held on December 10, 2020 at the Company’s offices in Rehovot, Israel (the “Meeting”), as forth in the Company’s Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on October 29, 2020, were duly approved. Accordingly, at the Meeting, the shareholders of the Company approved the following proposals:

1.	The election of the following directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company:
Lilach Asher Topilsky
Avraham Berger
Amiram Boehm
Ishay Davidi
Karnit Goldwasser
Jonathan Hahn
Leon Recanati
Ari Shamiss
David Tsur

2.	The award of options to Prof. Shamiss and the Company entering into an indemnification and exculpation agreement with him.

3.	The amendment to the Company’s Compensation Policy for Executive Officers and Compensation Policy for Directors with respect to the procurement of directors’ and officers’ liability insurance.

4.	The ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2020 and for such additional period until the next annual general meeting.